SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Extended Family Care Corporation
                       (formerly Cosmetic Sciences, Inc.)
              ----------------------------------------------------

                                (Name of issuer)

                     Common Stock, par value $0.01 per share
              ----------------------------------------------------

                         (Title of Class of Securities)


                                   221241 102
              ----------------------------------------------------
                                 (CUSIP Number)

                                William Fellerman
                         Star Multi Care Services, Inc.
                            99 Railroad Station Plaza
                              Hicksville, NY 11801
                                 (516) 423-6688
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 January 3, 1997
               ---------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]




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CUSIP No. 221241 102




Response to Question 1:    Star Multi Care Services, Inc.      11-1975534
Response to Question 2:    N/A
Response to Question 3:    SEC USE ONLY
Response to Question 4:    OO (See Item 3)
Response to Question 5:    N/A
Response to Question 6:    New York
Response to Question 7:    0
Response to Question 8:    25,749,658**
Response to Question 9:    0
Response to Question 10:   0
Response to Question 11:   25,749,658
Response to Question 12:   N/A
Response to Question 13:   80.47%
Response to Question 14:   CO





** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Star is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.



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CUSIP No. 221241 102




                                  INTRODUCTION

ITEM 1.    SECURITY AND ISSUER

           This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share, of Extended Family Care Corporation (formerly Cosmetic Sciences, Inc.) ("Issuer Common Stock"), a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Old Country Road, Suite 335, Carle Place, New York 11514.

ITEM 2.    IDENTITY AND BACKGROUND

           (a) - (c) & (f). This Schedule 13D is being filed on behalf of Star Multi Care Services, Inc., a New York corporation ("Star"), whose principal executive offices are located at 99 Railroad Station Plaza, Hicksville , New York. Star is engaged in the business of providing placement services of registered and licensed nurses and home health aides to patients for care at home and, to a lesser extent, temporary health care personnel recruiting to hospitals and nursing homes throughout the New York City metropolitan area, Long Island, upstate New York, New Jersey, southeastern Florida and Ohio. In addition, Star maintains registries of registered nurses, licensed practical nurses, nurses' aides, certified home health aides and certified personal care workers from which personnel are recruited on a per diem basis to meet the requirements of the Star's clients. Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Star that it is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes, and such beneficial ownership is expressly declared.

           The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Star is set forth in Schedule A hereto.

           (d), (e). Neither Star nor, to the best of Star's knowledge, any of the directors or executive officers of Star has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP No. 221241 102




ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           As more fully described in Item 4 hereof, Star, the Shareholders (defined below), Kaufman (defined below) and the Voting Trustee (defined below) have entered into the EFCC Shareholders Agreement described in Item 4. The EFCC Shareholders Agreement was entered into in order to induce Star and EFCC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Star ("Merger Sub") to enter into the Merger Agreement described in Item 4.

ITEM 4.    PURPOSE OF TRANSACTION.

           On January 3, 1997, Star, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, the Issuer will be merged (the "Merger") with and into Merger Sub and the separate existence of the Issuer will cease and Merger Sub as the Surviving Corporation will continue to exist. The Merger Agreement further provides that, if the All Cash Option (defined below) is exercised, Merger Sub will be merged with and into the Issuer. In the event of the exercise of the All Cash Option, all references below to the Surviving Corporation shall be to the Issuer. At the effective time of the Merger (the "Effective Time"), the separate existence of the Issuer (or in the event of the exercise of the All Cash Option, Merger Sub) will cease and Merger Sub (or in the event of the exercise of the All Cash Option, the Issuer) will succeed, without other transfer, to all the rights and property, and be subject to all the debts and liabilities of the Issuer (or in the event of the exercise of the All Cash Option, Merger Sub).

           At the Effective Time, each share of Issuer Common Stock which is issued and outstanding immediately prior to the Effective Time, except those held by shareholders of the Issuer who validly and properly demand and perfect dissenters' rights under the New York Business Corporation Law (the "BCL"), will be converted into the right to receive the following consideration (the "Merger Consideration"): (x) the Cash Consideration (defined below), without interest; and (y) the number (the "Conversion Number") of duly authorized, validly issued, fully paid and non-assessable shares of common stock $.001 par value, of Star (the "Star Common Stock"), as computed below. Solely at Star's option, in lieu of the consideration described in clauses (x) and (y) of the immediately preceding sentence, the "Merger Consideration" will be an amount in cash equal to (A) $7,250,000 divided by (B) the Issuer Share Number (defined below) (the "All Cash Option").

           "Cash Consideration" means the amount equal to: (a) $2,400,000 divided by (b) the Issuer Share Number. "Issuer Share Number" means the number of shares of Issuer Common Stock issued and outstanding immediately prior to the Effective Time increased by that number of additional shares of Issuer Common Stock that would have be issued and outstanding immediately prior to the


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CUSIP No. 221241 102




           Effective Time assuming that no shareholders of TPC Home Care Services, Inc. ("TPC"), an 83% owned subsidiary of the Issuer, validly and properly demand and perfect, pursuant to the BCL, dissenters' rights in the proposed merger of TPC with and into the Issuer, which Issuer Share Number shall not be less then 37,600,000. "Conversion Number" means the amount equal to: (a) such number of shares of Star Common Stock (the "Star Share Number") as has an aggregate market price, calculated in accordance with the terms of the Merger Agreement, equal to $4,850,000; divided by (b) the Issuer Share Number.

           If  the  Merger  is  completed  as  planned,   the   Certificate   of
Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub as in effect on January 3, 1997 shall be the Bylaws of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of such Certificate of Incorporation of the Surviving Corporation will be amended to read in full as follows: "The name of this corporation is Extended Family Care Corporation". The persons who are directors of Merger Sub immediately prior to the Effective Time will, after the Effective Time, serve as the directors of the Surviving Corporation, until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The persons who are officers of Merger Sub immediately prior to the Effective Time shall, after the Effective Time, serve as the officers of the Surviving
Corporation at the pleasure of the Board of Directors of the Surviving Corporation.

           Because approval of the Issuer's and Star's respective shareholders is required in order to consummate the Merger, the Issuer and Star will each submit the Merger to their respective shareholders for approval. If consummated, the Merger will result in Star beneficially owning all of the outstanding shares of Issuer Common Stock. Star intends to vote any shares of Issuer Common Stock over which it has voting power in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

           Concurrently with and in order to induce Star and Merger Sub to enter into the Merger Agreement, Coss Holding Corp., a New York corporation ("Coss"), and Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders"), shareholders of the Issuer and Mr. Ivan Kaufman, an individual having voting control of the shares of the Issuer owned by the Shareholders ("Kaufman"), and Gary Melius, as voting trustee, as to the shares of Issuer
Common Stock owned by Coss (the "Voting Trustee"), under that certain Voting Trust Agreement, dated as of June 20, 1996 by and between the Issuer, Coss and Arbor and the Voting Trustee and Kaufman entered into a shareholders agreement (the "EFCC Shareholders Agreement") pursuant to which the Shareholders, the Voting Trustee and Kaufman agreed to vote in favor of the Merger and the Merger Agreement and certain other matters.

           The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and, prior to the Effective Time, Star or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.



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CUSIP No. 221241 102




           The preceding summary of certain provisions of the Merger Agreement and the EFCC Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 and 2 hereto, and which are incorporated herein by reference.

           Other than as described above, Star has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement, Star reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) As of January 3, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Star may be deemed to have beneficially owned 25,749,658 shares of Issuer Common Stock presently outstanding and subject to the EFCC Shareholders Agreement, constituting in the aggregate approximately 80.47% of the outstanding shares of Issuer Common Stock (based on the number or shares of Issuer Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of January 2, 1997).

           Pursuant to the EFCC Shareholders Agreement, the Shareholders, Kaufman and the Voting Trustee agreed that, at every meeting of the shareholders of the Issuer called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer with respect to any of the following, each Shareholder and the Voting Trustee and Kaufman will vote their respective shares of Issuer Common Stock and any additional shares of Issuer Common Stock acquired: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Star and its affiliates and against any liquidation or winding up of the Issuer. Each Shareholder and the Voting Trustee and Kaufman severally agreed not to take any actions contrary to its or his obligations under the EFCC Shareholders Agreement.

           Concurrently with the execution of the EFCC Shareholders Agreement, each Shareholder and the Voting Trustee and Kaufman delivered to Star an irrevocable proxy with respect to the total number of shares of Issuer Common Stock beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by it or him or any additional shares of Issuer Common Stock acquired by it or him.

           (c) Except as set forth in this Item 5, to the best knowledge of Star, Star has not, and no directors or executive officers of Star and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.



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CUSIP No. 221241 102




           (d) Neither Star nor any of its designees has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock which are subject to the EFCC Shareholders Agreement.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as set forth in this Schedule 13D, to the best knowledge of Star, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No.                      Description of Exhibit
      -----------                      ----------------------

           1. Agreement and Plan of Merger among Star Multi Care Services, Inc., a New York corporation, EFCC Acquisition Corp. a New York corporation and a wholly-owned subsidiary of Star and Extended Family Care Corporation, a New York corporation, dated as of January 3, 1997.

           2. EFCC Shareholders Agreement, dated as of January 3, 1997 among Star Multi Care Services, Inc., a New York corporation, Coss Holding Corp., a New York corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders") and Mr. Ivan Kaufman, an individual having voting control of the share, of EFCC stock owned by the Shareholders and Gary Melius, as Voting Trustee under a Voting Trust under that certain Voting Trust Agreement dated as of June 20, 1996 between the Issuer, Coss, Arbor and the Voting Trust. (Included as Exhibit D to the Merger Agreement filed as Exhibit 1 to this Schedule 13D).



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CUSIP No. 221241 102




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                          STAR MULTI CARE SERVICES, INC.



                                          BY:  /s/ Stephen Sternbach
                                              --------------------------
                                          NAME: Stephen Sternbach
                                          TITLE: Chief Executive Officer

DATED: January 13, 1997



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CUSIP No. 221241 102




                                   SCHEDULE A

                  Board of Directors and Executive Officers of
                         Star Multi Care Services, Inc.

           The directors and executive officers of Star Multi Care Services, Inc. are identified in the table below. Directors of Star Multi Care Services, Inc. are indicated by an asterisk.

Name
Business Address
Citizenship
Principal Occupation
Address of Principal Occupation

         1.*       Stephen Sternbach
                   c/o Star Multi Care Services, Inc.
                   99 Railroad  Station  Plaza
                   Hicksville, NY 11801
                   United States
                   Chairman of the Board of Directors,
                    President and Chief Executive Officer of Star

         2.*       William Fellerman
                   c/o Star Multi Care Services, Inc.
                   99 Railroad  Station  Plaza
                   Hicksville, NY 11801
                   United States
                   Chief Financial Officer, Secretary
                    and Treasurer of Star



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CUSIP No. 221241 102




         3.*       Charles Berdan
                   281 Potomac Drive
                   Basking Ridge, NJ 07920
                   United States
                   Sales Executive for Automatic Data
                    Processing, Inc.
                   Dayton, NJ

         4.*       John P. Innes II
                   8 Breckenridge Lane
                   Savannah, GA 31411
                   United States
                   Special counsel to Value Jet Airlines
                   Savannah, GA

         5.*       Matthew Solof
                   33 Fairbanks Boulevard
                   Woodbury, NY 11797
                   United States
                   President and Chief Executive Officer
                   of AMI Group (a real estate development and acquisition company) Merrick, New York and President and Chief Executive Officer of Mercantile Mortgage Association (a mortgage lending company) Merrick, New York

         6.*       Melvin L. Katten
                   1480 Tower Road
                   Winnetka, IL 60093
                   United States
                   Senior Partner, Katten, Muchin & Zavis (a law firm) Chicago, Illinois

         7.*       Gary L. Weinberger
                   38 Clayton Drive
                   Dix Hills, NY 11746
                   United States
                   Private Practice of Orthodontics
                   and private consultant on financial
                   planning and management
                   Plainview, NY


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CUSIP No. 221241 102




                                  EXHIBIT INDEX

     Exhibit No.                     Description of Exhibit
     -----------                     ----------------------

           1. Agreement and Plan of Merger among Star Multi Care Services, Inc., a New York corporation, EFCC Acquisition Corp. a New York corporation and a wholly-owned subsidiary of Star and Extended Family Care Corporation, a New York corporation, dated as of January 3, 1997.

           2. EFCC Shareholders Agreement, dated as of January 3, 1997 between Star Multi Care Services, Inc., a New York corporation, Coss Holding Corp., a New York corporation ("Coss"), Arbor Home Healthcare Holdings, LLC, a limited liability company formed under the laws of New York ("Arbor" and collectively with Coss, the "Shareholders") and Mr. Ivan Kaufman, an individual having voting control of the share, of EFCC stock owned by the Shareholders and Gary Melius, as Voting Trustee under a Voting Trust under that certain Voting Trust Agreement dated as of June 20, 1996 between the Issuer, Coss, Arbor and the Voting Trust. (Included as Exhibit D to the Merger Agreement filed as Exhibit 1 to this Schedule 13D).